                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                                       ---------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant    Oakhurst Company, Inc.
                            --------------------------------------------------
    Former name if applicable
                              ------------------------------------------------

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    Address of principal executive office (Street and number)
                                                              ----------------
      2751 Centerville Road Suite 3131
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    City, state and zip code   Wilmington, Delaware 19808
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)



                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Mr. Maarten Hemsley                          781               934-2219
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Oakhurst Company, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 26, 2000           By:       /s/ MAARTEN HEMSLEY
    -------------------------     ---------------------------------------------
                                  Name:      Maarten Hemsley
                                  Title:     President and
                                             Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2

                            ATTACHMENT TO FORM 12b-25

PART IV (3):

The Company expects the earning statements in its subject report to reflect the following approximate results (dollar amounts in thousands):

                                                    Fiscal Year          Fiscal Year
                                                      Ended                Ended
                                                 February 29, 2000    February 28, 1999
                                                 -----------------    -----------------
                                                                          (Restated)
Sales                                                $   20,142           $   18,092
                                                     ==========           ==========
Loss from continuing operations
  before loss from equity investment
   and income taxes:                                 $   (1,253)          $     (889)
Loss from equity investment                              (1,734)                (150)
Current income tax expense                                  (10)                  (8)
                                                     ----------           ----------
Loss from continuing operations                      $   (2,997)          $ (1, 047)
                                                     ----------           ----------
Discontinued operations
(Loss) income from operations of
     discontinued business segment                         (728)                   1
Loss on disposal of discontinued operations              (2,446)                --
                                                     ----------           ----------
(Loss) income from discontinued operations               (3,174)                   1

Net loss                                             $   (6,171)          $   (1,046)
                                                     ==========           ==========
         Per Share:
           Loss from continuing operations           $    (0.61)          $    (0.30)
           Loss from discontinued operations         $    (0.64)          $    (0.00)
                                                     ----------           ----------
           Net loss                                  $    (1.25)          $    (0.30)
                                                     ==========           ==========

The additional loss of approximately $2.1 million reported as results of continuing operations is attributable primarily to the following factors: (i) the loss on the equity investment, which is principally due to start-up losses at Oakhurst Technology, Inc.'s ("OTI") New Heights facility, for the full fiscal year as compared with two months in the prior year (ii) expenses related to OTI for the full fiscal year as compared with two months of operations in the prior year (iii) reduction in overhead expenses at the corporate level of approximately $200,000 (iv) there was an increase in interest expense of $800,000 due to borrowings to finance the New Heights facility and other investments, (v) there were improved results of operations at Steel City Products, Inc. of approximately $300,000.

Discontinued operations reflect the disposal of Dowling's, which transaction is expected to close early in June 2000. The loss on disposal of the discontinued segment relates primarily to the write-off of goodwill associated with the acquisition of Dowling's in fiscal 1995.


                                    12b25-3